Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

07028389

SUPPL

RECEIVED

date
16 November 2007

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Group Finance

dlw 12/3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken N.V. ("Heineken") and Carlsberg A/S ("Carlsberg")

S&N Board's Intransigence Jeopardises Shareholder Value

Amsterdam, 15 November 2007 - Heineken and Carlsberg (the "Consortium") note the announcement made by Scottish & Newcastle plc ("S&N") rejecting the Consortium's proposal to acquire S&N for 750 pence per share in cash (the "Increased Proposal").

The Consortium is very disappointed by the tone and speed of S&N's response.
We believe the characterisation by S&N of our Increased Proposal as "highly conditional" stems from a misunderstanding, in particular with regard to their reference to our "full due diligence" requirements. Our diligence is limited and confirmatory in nature and is focused upon the Western European assets and our key separation assumptions. We want to meet with the Board and clarify our limited requirements for the benefit of S&N shareholders.

The Consortium is convinced that the Increased Proposal delivers a full and fair value in cash and is in the best interests of S&N shareholders. Despite the Consortium's best efforts, S&N has again refused to engage in discussions to convert the Increased Proposal into a firm recommended offer.

S&N shareholders are urged to direct the Board of S&N to enter into discussions with the Consortium, to facilitate due diligence access and to enable a firm cash offer to be launched as soon as practicable.

Commenting on the hasty rejection of the Consortium's Increased Proposal,
Jean-François van Boxmeer, Chairman and CEO of Heineken N.V. said:

"We have tabled a full and fair offer with only limited, customary conditions. I strongly urge S&N shareholders to ensure the S&N Board takes the necessary steps to allow us to announce a recommended offer as soon as possible."

Jørgen Buhl Rasmussen, CEO of Carlsberg commented:

"We find the board's intransigence and ill-informed rejection very disappointing. The time has come for S&N shareholders to direct their Board to engage with us."

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code. There can be no certainty that any offer will be made even if the pre-conditions referred to above are satisfied or waived.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

RECEIVED

2007 NOV 30 A 6:19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken N.V. ("Heineken") and Carlsberg A/S ("Carlsberg")

Full and Fair Proposal Made to Scottish & Newcastle plc

Amsterdam, 15 November 2007 – Heineken and Carlsberg (the "Consortium") announce that they have today made an increased proposal to the Board of Scottish & Newcastle plc ("S&N") under which the Consortium would offer to acquire S&N for 750 pence per share in cash (the "Increased Proposal"). The Consortium believes it is important that S&N shareholders are fully informed of the merits of the Consortium's Increased Proposal in advance of S&N's trading update on 20 November 2007.
Key highlights of the Consortium's Increased Proposal are:

- a full and fair offer price of 750 pence per share in cash, valuing the group at an equity value of £7.3bn and an enterprise value of approximately £9.7bn, substantially in excess of the standalone independent value of S&N;
- an increase of 30 pence per share;
- a premium of 41% to the share price of 531 pence being the closing price on 28 March 2007 (the date immediately before speculation first arose around a possible offer for S&N);
- a historic transaction multiple of 13.6x S&N's EBITDA for the year ended 31 December 2006 (materially higher than those paid by S&N for its recent major acquisitions); and
- a high degree of certainty for S&N shareholders.

S&N Board recommendation and limited confirmatory due diligence continue to be pre-conditions.

Commenting on the Increased Proposal, Jean-François van Boxmeer, Chairman and CEO of Heineken said:

"The Increased Proposal represents a very attractive opportunity for S&N shareholders to obtain a price which is materially higher than the standalone value of the group. Heineken will act in a financially disciplined manner in its pursuit of this transaction."

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Commenting on the Increased Proposal, Jørgen Buhl Rasmussen, CEO of Carlsberg said:-

"The Consortium's Increased Proposal of 750 pence per share offers S&N shareholders the opportunity to secure a full and fair price for the entire business. Carlsberg will only proceed with a transaction if it believes it is in the interests of its shareholders."

Following the S&N Board's cursory dismissal of the Consortium's initial proposal and their refusal to engage in discussions to date, the Consortium has decided to provide details of its increased and full and fair proposal directly to the market. This will enable S&N shareholders to take this into account when evaluating S&N's current trading and future strategy update on 20 November 2007.

With regard to current trading, the Consortium has noted S&N's statement on the "challenging conditions" across Western Europe in its press release of 7 November 2007. S&N shareholders are reminded that Western Europe provides the significant majority of S&N's revenues, operating profits and operating cash flows.

The Consortium's Increased Proposal represents a 2006 EV / EBITDA multiple of 13.6x for the entire S&N group and compares very favourably to the prices S&N has itself paid to create the group. S&N acquired Hartwall (including Hartwall's 50% interest in BBH) in 2002 on a historic transaction multiple of 10.1x EBITDA. In 2003 S&N acquired the Centralcer business in Portugal for a historic transaction multiple of 9.6x EBITDA and in 2000 S&N purchased the Kronenbourg and Alken-Maes operations for a historic transaction multiple of 11.3x EBITDA.

The Increased Proposal continues to offer a high degree of certainty for S&N shareholders, with:

- committed financing in place (due diligence is not a condition to the banking facilities);
- a transaction structure that avoids any substantive anti-trust issues;
- the support of Carlsberg's and Heineken's controlling shareholders; and
- limited pre-conditions.

Under the Increased Proposal, the making of any offer would continue to be subject to certain pre-conditions, all of which are waivable at the discretion of the Consortium, and all of which the Consortium believes to be customary. These pre-conditions continue to include satisfactory confirmatory due diligence, the recommendation of

www.heinekeninternational.com
P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

the S&N Board and assurance from the trustees of S&N's UK pension schemes regarding the level of contributions that Heineken would be expected to make going forwards. The Consortium requires only limited confirmatory due diligence access, in particular for verification of its separation assumptions.

The Consortium notes the speculation about a possible sale of Elidis in France. Whilst this may result in a short term financial gain for S&N, Carlsberg believes that such a divestment may be detrimental to the valuation of the French business. We would therefore encourage the S&N Board to postpone entering into any binding agreement on such a divestment until Carlsberg has had an opportunity to assess the full implications of such a divestment.

Under the Increased Proposal, the economic contributions by Carlsberg and Heineken to Bidco will remain approximately 54% and 46% respectively.

The Consortium notes that since the release of the BBH quarterly results on 7 November 2007, S&N has requested that Carlsberg consent to the release of additional forecast financial information relating to BBH over and above the level of information that BBH has historically been comfortable releasing at the time of publication of the Q3 results. Carlsberg has made clear that it continues to support the level of disclosure which in the past both S&N and Carlsberg had felt was appropriate, ensuring the highest standards of corporate governance and protecting the ongoing interests of the BBH group. However, subject to obtaining the consent of the BBH Board, Carlsberg has offered to cooperate with S&N in the provision of the necessary BBH information required to prepare and report on a consolidated profit forecast for the S&N Group as a whole for 2007 and 2008. Whilst the release of a S&N consolidated profit forecast is a matter for the Board of S&N, it would, in the view of Carlsberg, provide substantial further information for the market whilst not jeopardising the interests of BBH.

This announcement does not constitute an announcement of a firm intention to make an offer under Rule 2.5 of the Code. There can be no certainty that any offer will be made even if the pre-conditions referred to above are satisfied or waived.

The Consortium looks forward to the opportunity to meet with the S&N Board to progress to announcing a full recommended offer as soon as practicable.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Sources and bases:

- Closing prices and exchange rates are sourced from Factset
- S&N's 2006 EV/EBITDA multiple is based on an enterprise value calculated as:
  a. the equity value based on an offer price of 750 pence per share and fully diluted share capital of 974.6 million comprising 946.6 million shares in issue as stated in S&N's total voting rights announcement released on 12 November 2007 and 28m options as at 31 December 2006 sourced from S&N's 2006 annual report; plus
  b. the sum of (i) S&N's financial net debt as at 31 December 2006 of £1,912 million sourced from S&N's 2006 annual report, (ii) £221 million being 50% of BBH net debt as at 31 December 2006, sourced from S&N's 2006 preliminary results presentation and converted into sterling at the euro sterling exchange rate of 0.6738 as at 31 December 2006 sourced from Factset, (iii) net pension deficit of £280 million sourced from S&N's 2006 annual report, (iv) £74 million being the proceeds from options and cash proceeds from shares held in trusts as per S&N's 2006 annual report, and (v) minority interests in joint ventures of £77 million and minority interests in associates of £1 million sourced from S&N's 2006 annual report.
- S&N's 2006 EBITDA of £715 million is sourced from S&N's 2006 annual report.
- The reference to the S&N/Kronenbourg and Alken-Maes multiple of 11.3x EBITDA is sourced from the S&N and Danone investor presentation dated 20 March 2000 titled "A Major European Brewing Group".

- The reference to the S&N/Hartwall multiple of 10.1x EBITDA is sourced from the S&N and Hartwall investor presentation dated 14 February 2002 titled "A Major International Brewing Group".
- The reference to the S&N/Centralcer multiple of 9.6x is sourced from the S&N investor presentation dated 13 May 2003 titled "International Beer Development – Portugal".

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.
Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 132 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2006, revenues amounted to EUR 12 billion and net profit before exceptional items and amortisation of brands amounted to EUR 930 million. Heineken employs over 57,500 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS.
Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

RECEIVED

2007 NOV 30 A 6:19

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Carlsberg A/S ("Carlsberg") and Heineken N.V. ("Heineken")

Consortium's Increased Proposal is Subject to Limited Customary Waivable Pre-conditions

Amsterdam, 16 November 2007 - Heineken and Carlsberg (the "Consortium") wish to reiterate that the making of any offer for Scottish & Newcastle plc ("S&N") remains subject to certain waivable pre-conditions. This morning it has been reported in the Netherlands that the Consortium will only make a recommended takeover offer for S&N. The Consortium would like to clarify this point. The increased proposal clearly states that the making of any offer is subject to certain pre-conditions (including a board recommendation) all of which may be waived by the Consortium. In order to provide full transparency to the market, the Consortium sets out below the entire list of the pre-conditions included in its increased proposal:

- satisfactory completion of a limited scope confirmatory due diligence exercise;
- recommendation of the S&N board and binding irrevocable undertakings from the directors;
- assurance from the trustees of S&N's UK pension schemes regarding the level of contributions that Heineken would be expected to make going forwards; and
- final approval by the boards of Carlsberg and Heineken.

These pre-conditions are not "extensive" as suggested by S&N. The Consortium regards them as limited and customary and that therefore the increased proposal is not in any way "highly conditional". Financing for the increased proposal is committed, not subject to due diligence and is not a pre-condition. In addition, the Consortium's transaction structure avoids any substantive antitrust issues.

By refusing to facilitate the satisfaction of these limited pre-conditions, S&N is preventing the delivery of certain cash value to all S&N shareholders as set out in the Consortium's increased proposal.

The Consortium's priority remains to engage with the Board of S&N to convert the increased proposal announced yesterday into a firm offer.

Shareholders are strongly urged to direct the Board of S&N to enter into discussions with the Consortium to facilitate due diligence access and to enable a firm cash offer to be launched as soon as practicable.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Carlsberg A/S ("Carlsberg") and Heineken N.V. ("Heineken")

Consortium's Increased Proposal is Subject to Limited Customary Waivable Pre-conditions

Amsterdam, 16 November 2007 - Heineken and Carlsberg (the "Consortium") wish to reiterate that the making of any offer for Scottish & Newcastle plc ("S&N") remains subject to certain waivable pre-conditions. This morning it has been reported in the Netherlands that the Consortium will only make a recommended takeover offer for S&N. The Consortium would like to clarify this point. The increased proposal clearly states that the making of any offer is subject to certain pre-conditions (including a board recommendation) all of which may be waived by the Consortium. In order to provide full transparency to the market, the Consortium sets out below the entire list of the pre-conditions included in its increased proposal:

- satisfactory completion of a limited scope confirmatory due diligence exercise;
- recommendation of the S&N board and binding irrevocable undertakings from the directors;
- assurance from the trustees of S&N's UK pension schemes regarding the level of contributions that Heineken would be expected to make going forwards; and
- final approval by the boards of Carlsberg and Heineken.

These pre-conditions are not "extensive" as suggested by S&N. The Consortium regards them as limited and customary and that therefore the increased proposal is not in any way "highly conditional". Financing for the increased proposal is committed, not subject to due diligence and is not a pre-condition. In addition, the Consortium's transaction structure avoids any substantive antitrust issues.

By refusing to facilitate the satisfaction of these limited pre-conditions, S&N is preventing the delivery of certain cash value to all S&N shareholders as set out in the Consortium's increased proposal.

The Consortium's priority remains to engage with the Board of S&N to convert the increased proposal announced yesterday into a firm offer.

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Shareholders are strongly urged to direct the Board of S&N to enter into discussions with the Consortium to facilitate due diligence access and to enable a firm cash offer to be launched as soon as practicable.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

END

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433